August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum to the S&P 500® Futures Adaptive Response Indices Supplement No. 2, the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-284538	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-284538
GS Finance Corp. Medium-Term Notes, Series F guaranteed by The Goldman Sachs Group, Inc.

S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER

Overview

This section constitutes only a brief overview of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER. See “About This Index Supplement Addendum” below.

The S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER (current Bloomberg symbol: “SPAR4V6 Index”) attempts to provide exposure to the S&P 500® Futures Excess Return Index with a rules-based overlay that adjusts exposure to the S&P 500® Futures Excess Return Index on a daily basis. The objective of these rules, taken collectively, is to create an index that provides for volatility-adjusted exposure to the S&P 500® Futures Excess Return Index, coupled with further adjustments based on calendar-based signals and price patterns, subject to a maximum exposure of 500% and a maximum daily change in leverage of 100%. In addition, the index is subject to a daily decrement of 6.0% per annum.

The calendar-based signals and price patterns include:

•	a “mean reversion signal,” which is based upon the assumption that in the short-term, the underlying futures index will increase or decrease in value in the opposite direction of the short-term historical increases or decreases in its value;

•	a “Federal Open Market Committee schedule (“FOMC”) signal,” which is based on the assumption that equities may outperform going into and on the days on which there is a scheduled release of a statement by the FOMC to announce monetary policies; and

•	“turn-of-the-month signals,” which are based on the assumption that equities may mean revert during the final days of a given month if equities have performed negatively that month while the first days of a new month generally yield positive returns for equity securities.

The S&P 500® Futures Excess Return Index measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract trading on the Chicago Mercantile Exchange.

We have derived all information contained in this index supplement addendum regarding the index from publicly available information. Additional information about the index is available on the following website: https://www.spglobal.com/spdji/en/indices/multi-asset/sp-500-futures-40-vt-adaptive-response-6-decrement-index/#overview. We are not incorporating by reference the website or any material it includes in this index supplement addendum.

Quick Facts
Sponsor	S&P Dow Jones Indices LLC
Calculation Agent	S&P Dow Jones Indices LLC
Index Currency	USD

Reuters Ticker	.SPAR4V6
Bloomberg Ticker	SPAR4V6
Rebalancing	Daily
Geographical Coverage	US
Type	Excess Return

Launch Date	December 27, 2024
History Available Since	January 4, 2000

Historical Performance, Annualized Return and Annualized Volatility*
The graph below shows the daily historical closing levels of the index from January 4, 2021 through July 31, 2026 (historical closing levels appear to the right of the vertical solid line marker), and the following table provides the annualized return and annualized volatility of the index for each applicable period ended July 31, 2026. As a result, this information does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices.

	Annualized Return**	Annualized Volatility***
1 Year****	18.14%	42.16%
3 Years****	3.82%	43.27%
5 Years****	2.24%	42.37%
Since January 4, 2021	10.21%	42.03%

* Historical information begins December 27, 2024 (the index launch date). Hypothetical performance data, which was used for all data prior to December 27, 2024, was obtained from the index sponsor’s website, without independent verification. You should not take the hypothetical performance data or historical performance data as an indication of future performance.

**  Annualized return represents the average rate of return per annum of the index during the applicable time period.

*** Annualized volatility is a measure of the historical variability of returns of the index during the applicable time period.

**** Annualized returns and annualized volatility for each index are calculated using historical and hypothetical performance data beginning on July 31st of the first year of the applicable period.

Your investment in securities linked to the index involves certain risks. See “Selected Risk Factors” on page S-4 to read about investment risks relating to such securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this index supplement addendum, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum dated August 21, 2026.

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Index Supplement Addendum Dated August 21, 2026

Comparative Performance Data

Index Performance Compared to the S&P 500® Futures Excess Return Index and the S&P 500® Index*

For comparative purposes, the graph below shows the performance, from January 4, 2021 through July 31, 2026, of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index.

For comparative purposes, each of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index have been adjusted to have a closing level of 100.00 on January 4, 2021 by dividing the applicable closing level on each day by that index’s closing level on January 4, 2021 and multiplying the quotient by 100.00.

Comparative Performance of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER (SPAR4V6) and the S&P 500® Futures Excess Return Index (SPXFP) and the S&P 500® Index (SPX)

* Historical information for the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER begins December 27, 2024 (the index launch date) and appears to the right of the vertical solid line marker. Hypothetical performance data, which was used for all data prior to December 27, 2024, was obtained from the index sponsor’s website, without independent verification. You should not take the hypothetical performance data or historical performance data as an indication of future performance.

Index Annualized Return Compared to the S&P 500® Futures Excess Return Index and the S&P 500® Index*

The following table provides a comparison of the annualized returns of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index for the applicable period ended July 31, 2026.

Comparison of Annualized Returns of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index**

	1 Year***	3 Years***	5 Years***	Since January 4, 2021
S&P 500® Index	18.15%	17.74%	11.25%	13.50%
S&P 500® Futures Excess Return Index	14.12%	13.06%	8.15%	10.77%
S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER	18.14%*	3.82%*	2.24%*	10.21%*

* Historical information begins December 27, 2024 (the index launch date). Hypothetical performance data, which was used for all data prior to December 27, 2024, was obtained from the index sponsor’s website, without independent verification. You should not take the hypothetical performance data or historical performance data as an indication of future performance.

** Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the applicable index during the applicable time period.

*** Annualized returns for each index are calculated using historical and hypothetical performance data beginning on July 31st of the first year of the applicable period

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Index Supplement Addendum Dated August 21, 2026

Index Annualized Volatility Compared to the S&P 500® Futures Excess Return Index and the S&P 500® Index*

The following graph provides a comparison of the annualized volatility of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index from January 4, 2021 through July 31, 2026.

Comparison of Annualized Volatility of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER (SPAR4V6), the S&P 500® Futures Excess Return Index (SPXFP) and the S&P 500® Index (SPX)**

* Historical information for the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER begins December 27, 2024 (the index launch date) and appears to the right of the vertical solid line marker. Hypothetical performance data, which was used for all data prior to December 27, 2024, was obtained from the index sponsor’s website, without independent verification. You should not take the hypothetical performance data or historical performance data as an indication of future performance.

** For each day, annualized volatility is a measure of the historical variability of returns, and is calculated as the square root of 252 multiplied by the sample standard deviation of the daily logarithmic returns of the index during a 60 business day look-back period.

Index Exposure to the S&P 500® Futures Excess Return Index*

The following graph displays the percentage of index exposure to the S&P 500® Futures Excess Return Index and the performance the S&P 500® Futures Excess Return Index during the period from January 4, 2021 through July 31, 2026. The percentage of index exposure to the S&P 500® Futures Excess Return Index on July 31, 2026 is 318.39%. The S&P 500® Futures Excess Return Index has been adjusted to have a closing level of 100.00 on January 4, 2021 by dividing the applicable closing level on each day by such index’s closing level on January 4, 2021 and multiplying the quotient by 100.00.

Percentage of Index Exposure to the S&P 500® Futures Excess Return Index

* Historical information for the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER begins December 27, 2024 (the index launch date) and appears to the right of the vertical solid line marker. Hypothetical performance data, which was used for all data prior to December 27, 2024, was obtained from the index sponsor’s website, without independent verification. You should not take the hypothetical performance data or historical performance data as an indication of future performance.

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Index Supplement Addendum Dated August 21, 2026

Selected Risk Factors

An investment in securities linked to the index is subject to the risks described below as well as the risks and considerations described in the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying prospectus supplement and the accompanying prospectus. The following risk factors are discussed in greater detail in the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2. References below to: (1) “underlying futures index” mean the "S&P 500® Futures Excess Return Index"; (2) “reference index” mean the “S&P 500® Index”; and (3) "underlier stock" refer to the stocks that comprise the reference index.

•	The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

•	Your Notes Are Subject to the Credit Risk of GS Finance Corp., As Issuer, and the Credit Risk of The Goldman Sachs Group, Inc., As Guarantor

•	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

•	If the Value of an Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

•	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

•	Notes Linked to the Index Are Not Suitable For All Investors and Should Be Purchased Only By Investors Who Understand Leverage Risk; the Index May Have Leveraged Exposure to the Underlying Futures Index in Falling Stock Markets

•	The Index Is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You Will Receive Less Than the Face Amount of Your Notes Relative to Notes Linked to the Underlying Futures Index, Assuming All Other Terms Remain the Same

•	The Index is Subject to Risks Associated With a Cap on the Daily Change in Leverage

•	There Is No Assurance that Calculating Realized Volatility as the Average of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

•	There Is No Guarantee that the Index Will Achieve the Volatility Target

•	The Index Is Subject to Risks Associated With the Use of Signals

•	The Index Is Subject to Risks Associated With Turn-of-the-Month Signals

•	The Index Is Subject to Risks Associated With the Mean Reversion Signal

•	The Index Is Subject to Risks Associated With the Federal Open Markets Committee Schedule Signal

•	The Index May Be Significantly Uninvested

•	The Level of the Index Reflects a Per Annum Daily Decrement

•	The Amount of the Decrement Applied to the Index May Outweigh Any Intended Benefits of the Decrement Feature

•	The Index May Not Be Successful or Outperform Any Alternative Strategy that Might Be Employed in Respect of the Underlying Futures Index

•	The Index May Realize Significant Losses if It Is Not Consistently Successful in Increasing Exposure to the Underlying Futures Index in Advance of Increases in the Underlying Futures Index and Reducing Exposure to the Underlying Futures Index in Advance of Declines in the Underlying Futures Index

•	An Affiliate of GS Finance Corp. Coordinated with the Index Sponsor in the Development of the Index

•	The Index Has a Limited Operating History

•	If the Closing Level of the Index Becomes Zero or Negative, the Closing Level of the Index Will Remain Zero, Which Could Adversely Impact the Amount Payable on Your Notes and You May Lose Your Entire Investment in the Notes

•	Under Certain Circumstances, Your Notes May Have a Higher Risk of Automatic Redemption Than Notes Linked to the Underlying Futures Index

•	The Underlying Futures Index Is Expected to Underperform the Total Return Performance of the S&P 500® Index Because of an Implicit Financing Cost

•	The Policies of the Index Sponsor and Changes that Affect the Underlying Futures Index or the Securities Comprising the Reference Index Could Affect the Payment Amount on Your Notes and Their Market Value

•	Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Reference Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Index Supplement Addendum Dated August 21, 2026

Business With, the Issuers of Securities Comprising the Reference Index or Own the Underlying Asset, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Index

•	Linking to an Equity Futures Contract Is Different from Linking to the Index or the Underlying Futures Index

•	Negative Roll Yields Will Adversely Affect the Level of the Index Over Time and Therefore the Amount Payable on the Notes

•	Futures Contracts Are Not Assets with Intrinsic Value

•	You Have No Rights in Any Futures Contract Tracked By the Underlying Futures Index

•	Owning the Notes Is Not the Same as Directly Owning the Index Stocks or Futures Contract Directly or Indirectly Tracked by the Underlying Futures Index

•	Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes

•	The Tax Consequences of an Investment in Your Notes Are Uncertain

About This Index Supplement Addendum

GS Finance Corp. may use this index supplement addendum in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this index supplement addendum in a market-making transaction in a security after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this index supplement addendum is being used in a market-making transaction.

This index supplement addendum constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents:

•   S&P 500® Futures Adaptive Response Indices Supplement No. 2 dated July 27, 2026

•   Prospectus Supplement dated February 14, 2025

•   Prospectus dated February 14, 2025

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this index supplement addendum, the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This index supplement addendum is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this index supplement addendum, the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

August 2026 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum dated August 21, 2026

S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER	S-1
Comparative Performance Data	S-2
Selected Risk Factors	S-4
About This Index Supplement Addendum	S-5